Exhibit 21.1
List of the Company’s subsidiaries
Duoyuan Clean Water Technology Industries (China) Co., Ltd.
Duoyuan Water Treatment Equipment Manufacturing (Langfang) Co., Ltd.
Duoyuan Global Centrifuge Manufacturing (China) Co., Ltd.
Duoyuan Global Water Conservation Equipment (China) Co., Ltd.
Langfang Duoyuan Aeration System and Equipment Manufacturing Co., Ltd.